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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1995
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















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                               CONTENTS


Report of independent auditors


Financial statements

Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule

Schedule of assets held for investment purposes             1
Schedule of reportable transactions                         2








                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Investment Plan for Non-Union Hourly Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. as of June 30, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ERNST & YOUNG LLP


November 17, 1995


                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                 June 30, 1995

                                               Fund Information
                                                  Fixed   Money
                               Equity    Bond    Income  Market Balanced
Growth
                        Total   Fund     Fund     Fund     Fund  Fund    Fund
ASSETS
Investments, at fair value:
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.     $ 5,112,192$5,112,192
  Bond Fund of America,
   Inc.             1,893,995         $1,893,995
  Vanguard Money Market
  Reserves, Inc. - Prime
  Portfolio           324,965                           $324,965
  Vanguard Wellington
   Fund, Inc.         173,130                                  $173,130
  Fidelity Magellan Fund,
   Inc.               357,827                                         $357,827
 LaSalle National Trust,
  N.A. Income Plus Fund6,997,854              $ 6,997,854
 Loans to participants2,382,032455,777 183,816 1,636,167 65,087 14,081 27,104

Investments, at contract value:
 Guaranteed investment contracts -
  CDC Investment Manage-
  ment Corp.          750,000                    750,000
  Commonwealth Life Insurance
   Company            803,597                    803,597
  Hartford Life Insurance
   Company            781,024                    781,024
                   -----------------------------------------------------------
   Total investments19,576,6165,567,9692,077,81110,968,642390,052187,211384,931

Receivables:
 Employer contributions1,088,060375,817117,796   435,418 32,572 30,743 95,714
 Accrued interest and
  dividend             35,502                     35,502
                   -----------------------------------------------------------
   Total receivables1,123,562  375,817 117,796   470,920 32,572 30,743 95,714

Cash                          (18,638)  13,473     9,274(42,782)(7,500) 2,079
6,818
                   -----------------------------------------------------------

Assets available for
 benefits         $20,681,540$5,957,260$2,204,881$11,396,780$415,124$220,032$
487,463
                   ===========================================================




                      (See Notes to Financial Statements)

                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                       For the Year Ended June 30, 1994

                                                Fund Information
                                                            Fixed       Money
                                 Equity       Bond          Income     Market
                        Total     Fund        Fund           Fund        Fund

ASSETS
Investments, at fair value:
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.   $ 3,950,590   $3,950,590
  Bond Fund of America,
   Inc.           1,821,189               $1,821,189
  Vanguard Money Market
   Reserves, Inc. -
   Prime Portfolio  248,674                                          $248,674
 LaSalle National Trust,
 N.A. Income Plus Fund8,275,882                        $8,275,882
 Loans to participants2,079,545  323,215     165,821    1,546,560      43,949
                -----------   ----------  ----------  -----------    --------
  Total investments16,375,880  4,273,805   1,987,010    9,822,442     292,623

Receivables:
 Employer contributions417,615   165,446      74,173      166,822      11,174
 Accrued interest and
  dividends          40,626                                40,626
                -----------   ----------  ----------  -----------    --------
  Total receivables 458,241      165,446      74,173      207,448      11,174
                -----------   ----------  ----------  -----------    --------

Cash                              95,998      30,056       13,503      49,949
2,490
                -----------   ----------  ----------  -----------    --------

Assets available for
 benefits       $16,930,119   $4,469,307  $2,074,686  $10,079,839    $306,287
                ===========   ==========  ==========  ===========    ========















                      (See Notes to Financial Statements)

                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.

 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                       For the Year Ended June 30, 1995

                                               Fund Information
                                                  Fixed   Money
                               Equity    Bond    Income  Market Balanced
Growth
                        Total   Fund     Fund     Fund     Fund  Fund    Fund
Investment income:
 Interest and dividends$   861,009$  144,690$  149,749$   545,785$ 15,668$  3
,464                 $  1,653
 Net appreciation in
  fair value of
  investments         728,843  608,830  39,458                  16,001 64,554
 Loans to participants
  - interest          170,270   28,213  13,026   122,625  4,260    858  1,288
  Total investment income1,760,122781,733202,233 668,410 19,928 20,323 67,495

Contributions:
 Participants       1,474,460  518,082 181,004   551,847 43,920 49,353130,254
 Employer           1,301,138  447,681 144,727   517,552 41,751 37,350112,077
                   -----------------------------------------------------------
  Total contributions2,775,598 965,763 325,731 1,069,399 85,671 86,703242,331

Transfers from other plans41,53520,768                          20,767

Cash distributed to with-
 drawing participants(825,834)(214,202)(87,947)(487,406)(16,694)(1,149)(18,436)

Transfers of investment
 direction                    (66,109)(309,822)   66,538 19,932 93,388196,073
                   -----------------------------------------------------------

Net increase in assets
 available for benefits3,751,4211,487,953130,1951,316,941108,837220,033487,463

Assets available for
 benefits - beginning
 of year           16,930,1194,469,3072,074,68610,079,839306,287
                   -----------------------------------------------------------

Assets available for
 benefits - end of year$20,681,540$5,957,260$2,204,881$11,396,780$415,124$220
,032                 $487,463
                   ===========================================================










                      (See Notes to Financial Statements)

                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.

 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                       For  the Year Ended June 30, 1994


                                                Fund Information
                                                            Fixed       Money
                                 Equity       Bond          Income     Market
                        Total     Fund        Fund           Fund        Fund
Investment income (loss):
 Interest and dividends$   533,534$   93,827$  102,241$   331,599    $  5,867
 Net appreciation
  (depreciation) in fair
  value of investments(248,613) (55,059)   (193,615)                       61
 Loans to participants
  - interest        116,562        8,502       4,697      102,132       1,231
                -----------   ----------  ----------  -----------    --------
  Total investment income
   (loss)           401,483       47,270    (86,677)      433,731       7,159

Contributions:
 Participants     1,471,480      553,579     285,242      581,867      50,792
 Employer           631,181      241,617     114,988      253,537      21,039
                -----------   ----------  ----------  -----------    --------
  Total contributions2,102,661   795,196     400,230      835,404      71,831

Transfers from other
 plans           14,713,864    3,419,131   1,884,223    9,174,342     236,168

Cash distributed to
 withdrawing participants(287,889)(13,841)  (43,746)    (221,631)     (8,671)

Transfers of investment
 direction                       221,551    (79,344)    (142,007)       (200)
                -----------   ----------  ----------  -----------    --------

Net increase in assets
 available for benefits$16,930,119$4,469,307$2,074,686$10,079,839    $306,287
                ===========   ==========  ==========  ===========    ========















                      (See Notes to Financial Statements)

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.

                     NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan
  The following description of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
  The Plan is a defined contribution plan established on July 1, 1993. Non-union hourly employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,240 for the calendar years 1995 and 1994. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,240 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed six percent of a participant's base monthly salary. IMC-Agrico MP, Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 125 percent of participants' eligible contributions for the year ended June 30, 1995 (60 percent for the year ended June 30, 1994). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals, and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
  The Plan's investments are administered by The Northern Trust Company under a trust agreement dated August 18, 1993. Investment programs available to participants are as follows:

    Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

    Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments.

    Fixed Income Fund - Investments of the Fixed Income Fund are managed by LaSalle Street Capital Management, Ltd. Investments are made in the guaranteed investment contracts (GICs) and in the LaSalle National Trust, N.A. Income Plus Fund as discussed below:

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

       c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

       d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

    Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

    Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

    Growth Fund - Investments are made in shares of the Fidelity
    Magellan Fund, Inc. a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

  Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Participants may not transfer funds between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. Participants may elect to change the investment direction of their future contributions four times a year (July 1, October 1, January 1 and April 1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective July 1, 1994.

Vesting
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Former Freeport-McMoRan Inc. Employees
    Certain hourly employees at Freeport-McMoRan Inc. who were participants in the Freeport-McMoRan Inc. Employee Capital Accumulation Program became hourly employees of the Company and transferred their assets therein to the Plan on or about July 1,1993.

Withdrawals
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.




2. Summary of Significant Accounting Policies

Investment Valuation
  Shares of the LaSalle National Trust, N.A. Income Plus Fund and the mutual funds are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.
Guaranteed investment contracts are carried at contract value.

Income Recognition
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. The following schedule reconciles the withdrawal amounts for the years ended June 30, 1995 and 1994 per the Form 5500 to the statement of changes in assets available for benefits:

                                          Fixed   Money
                           Equity  Bond  Income   Market Balanced
Growth
                      Total         Fund  Fund    Fund     Fund  FundF
und
Year Ended June 30, 1995
Withdrawals per
 Form 5500       $877,532$214,801$87,947$538,621$16,578 $1,149 $18,436
Withdrawal liabil-
 ities per Form
 5500
 at June 30, 1994     116                           116
 at June 30, 1995(51,814)  (599)        (51,215)
                 -------------------------------------- ------ -------
Withdrawals per state-
 ment of changes in
 assets available for
 benefits        $825,834$214,202$87,947$487,406$16,694 $1,149 $18,436
                 ====================================== ====== =======


Year Ended June 30, 1994
Withdrawals per
 Form 5500       $288,005$ 13,841$43,746$221,631$  8,787
Withdrawal liabil-
 ities per Form
 5500
 at June 30, 1994   (116)                         (116)
                 --------------------------------------

Withdrawals per
 statement of
 changes in assets
 available for
 benefits        $287,889$ 13,841$43,746$221,631$ 8,671
                 ======================================

3.  Net Appreciation (Depreciation) in Fair Value of Investments

  During 1995 and 1994, net appreciation (depreciation) in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                                       1995              1994
   Equity Fund                      $608,830        $ (55,059)
   Bond Fund                          39,458         (193,615)
   Money Market Fund                                        61
   Balanced Fund                      16,001
   Growth Fund                        64,554
                                    --------
   Net appreciation (depreciation)
    in fair value                   $728,843        $(248,613)
                                    --------         ---------


4.  Significant Investments

  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:
                                     1995                1994
   Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.                   $5,112,192        $3,950,590
    Bond Fund of America, Inc.     1,893,995         1,821,189

   LaSalle National Trust, N.A.
    Income Plus Fund               6,997,854         8,275,882

   Loans to participants           2,382,032         2,079,545


5.                            Federal Income Tax Status
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES


                                                      Schedule 1



            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                                              June 30, 1995
                             Principal
                             amount or                      Current
                             number of                    or contract
  Description                  shares            Cost       value

Mutual funds -
 Fidelity Equity-
  Income Fund, Inc.  147,368 shares         $ 4,875,305   $ 5,112,192
 Bond Fund of America,
  Inc.               140,400 shares           2,029,492     1,893,995
 Vanguard Money Market
  Reserves, Inc. -
  Prime Portfolio    324,965 shares             324,965       324,965
 Vanguard Wellington
  Fund, Inc.           7,726 shares             157,243       173,130
 Fidelity Magellan
  Fund, Inc.           4,285 shares             294,369       357,827

LaSalle National Trust,
 N.A. Income Plus Fund 6,997,854 shares       6,997,854     6,997,854

Loans to participants
 (7% - 10%)              $2,382,032           2,382,032     2,382,032

Guaranteed investment
 contracts -
 CDC Investment Manage-
 ment Corp., 7.5%,
 through 6/30/00            750,000             750,000       750,000
 Commonwealth Life
  Insurance Company,
  7.27%, through 7/6/98     803,597             803,597       803,597
 Hartford Life
  Insurance Company,
  8.01%, through 12/19/97   781,024             781,024       781,024
                                            -----------   -----------

    Total investments                       $19,395,881   $19,576,616
                                            ===========   ===========





                                                      Schedule 2



            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.

                  SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED JUNE 30, 1995



                       Purchases                  Sales
   Description              Number    Cost   Number  Cost
Proceeds      Loss

Category (i) trans-
 actions - individual
 transaction in excess
 of 5 percent of plan
 assets:

 LaSalle National Trust,
  N.A. Income Plus Fund                 1 $1,500,000 $1,500,000   (A)

Category (iii) trans-
 actions - series of
 transactions in excess
 of 5 percent of plan
 assets:

Fidelity Equity-Income
 Fund, Inc.            29 $1,138,313   10    393,064    384,716 $8,348

LaSalle National Trust,
 N.A. Income Plus
 Fund                  36  1,792,770   26  3,070,798  3,070,798   (A)




NOTES:

  (A)Due to the nature of these transactions, there is no gain or loss on disposition.

  (B)There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1995.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc.


                                  ROBERT C. BRAUNEKER
                       -------------------------------------------
                                  Robert C. Brauneker
                       Chairman of the Employee Benefits Committee

Date:  December 11, 1995

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
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ROBERT C. BRAUNEKER
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Robert C. Brauneker  Executive Vice President      December 11, 1995
                     Chief Financial Officer


JAMES D. SPEIR
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James D. Speir       President and                 December 11, 1995
                     Chief Operating Officer